UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

160 Robinson Road, 12F, SBF Center

Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 11, 2026, Bit Origin Ltd (the “Company”) entered into a Debt Settlement and Mutual Release Agreement (the “Agreement”) with Jinghai Jiang, the Chief Executive Officer, Chief Operating Officer, Chairman of the Board of the Company and Director (the “CEO”).

Pursuant to the Agreement, the Company will issue 56,180 Class B ordinary shares of par value $0.00006 per share (the “Shares”) to the CEO in full settlement of $100,000 in accrued and unpaid compensation owed to the CEO for the fiscal years of 2026 and 2025 under his employment agreement with the Company dated April 10, 2024 (the “Debt”). The Shares were valued at $1.78 per share, which was the closing price of the Company’s Class A ordinary shares on the trading day immediately preceding the date of the Agreement. Upon the issuance of the Shares, the Debt will be deemed cancelled and paid in full, and the parties have agreed to a mutual release of all claims related thereto.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 to this Form 6-K and is incorporated herein by reference.

This Report and Exhibit 10.1 of this Report shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-281518), and the registration statement on Form F-3 (File No. 333-275602) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Debt Settlement and Mutual Release Agreement, dated June 11, 2026

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD

Date: June 11, 2026	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board

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